Transamerica Asset Management, Inc.
P.O. Box 9012
Clearwater, Florida 33758-9012
727-299-1800

November 17, 2011

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

RE:	Transamerica Funds (the “Registrant”)
(1933 Act File No.: 033-02659) (1940 Act File No.: 811-04556)

Ladies and Gentlemen:

We are filing today, through the EDGAR system on behalf of the Registrant, Post-Effective Amendment No. 140 (the “Amendment”) to the Registrant’s Registration Statement on Form N-1A.

The Amendment is being filed under paragraph (a)(1) of Rule 485 under the Securities Act of 1933, as amended, for review and comment by the staff of the U.S. Securities and Exchange Commission. The Amendment is being filed to add Class T shares to Transamerica WMC Diversified Equity, a separate series of the Registrant. The Registrant has designated on the facing sheet to the Registration Statement that the Amendment become effective 60 days after filing pursuant to paragraph (a)(1) of Rule 485. No fees are required in connection with this filing.

Please direct any questions concerning this filing to the undersigned at (727) 299-1836.

Very truly yours,

/s/ Tanya L. Goins
Tanya L. Goins
Senior Counsel